

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2011

Via E-mail
David R. Cupp
President
New Found Shrimp, Inc.
7830 Inishmore Dr.
Indianapolis, Indiana 46214

Re: New Found Shrimp, Inc.
Registration Statement on Form S-1
Filed July 21, 2011
File No. 333-175692

Dear Mr. Cupp:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize … offerings for attempts to create the appearance that the registrant … has a specific business plan, in an effort to avoid the application of Rule 419." See Securities Act Release No. 33-6932 (April 28, 1992).

Your disclosure indicates that you are a development stage company with the principal business objective of marketing of consulting services primarily to independent aquatic farming operators and other market participants located in the Midwest. However, your disclosure shows that you had no assets as of June 30, 2011, other than cash of $203, and revenues of $1,500. Furthermore, you are not raising any funds in this offering and have no specific plans to obtain financing. In addition, the costs of this offering are $17,005.58. It is uncertain from your disclosure whether the company will be able to implement a business plan based on the amount of its current cash position. Furthermore, the company lacks a specific plan of operations for the next twelve months.

In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or supplementally provide a detailed explanation as to why Rule 419 does not apply to this offering. If you believe that you do not fall within the definition of a blank check company, appropriate disclosure to demonstrate your status as a non-blank check company should be included in the prospectus as well as a specific business plan. Please refer to Item 101(a)(2) of Regulation S-K. We offer the following comments to help you revise your disclosure.

2. We note that Brian Kistler is listed as a principal and incorporator of the Company in documents filed with the Indiana Secretary of State. We further note that Brian Kistler is the Chief Executive Officer of your only client, New Opportunity Solutions, Inc. Please describe in greater detail his association with your company and include, if appropriate, related disclosure in the Transactions with Related Persons section on page 28. Also, to the extent Mr. Kistler has a material relationship with the company, please revise the Selling Security Holder section to reflect this.

3. Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. We note, for example, your references to the "ATA," the "International Trade Report," and the USDA on pages 18 – 19. Clearly mark the specific language in the supporting materials that supports each statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

Prospectus Cover Page, page 3

4. Please revise your disclosure on the prospectus cover page and throughout the document to clarify that there is no guarantee that your shares will be quoted on the OTCBB.

Table of Contents, page 4

5. Please revise your Table of Contents to provide a reference to your risk factors section.

David R. Cupp
New Found Shrimp, Inc.
August 17, 2011
Page 3

Item 3. Summary Information, Risk Factors and Ratio of Earnings to Fixed Charges, page 5

6.   We note you indicate in the Summary section that you were formed to provide consultation to the aquatic farming industry. However, elsewhere in the document, you disclose that you intend to become a full service aquatic farming operator. Furthermore, you identify three aquatic farmers as your competitors. Please revise to clarify, here and throughout the document, the business you intend to undertake.

Item 5. Determination of Offering Price, page 14

7.   In the first sentence, you state that the price of shares was arbitrarily determined by you. However, at the bottom of page 15, you state that the fixed price of $0.01 was based upon the original purchase price paid by the selling shareholders. Please revise to reconcile.

Item 7. Selling Security Holders, page 15

8.   You indicate on the cover page and elsewhere that the prospectus relates to 3,600,000 shares of common stock offered by 36 selling shareholders. However, in the table on page 15, you list 34 security holders offering 3,400,000 securities. Please revise to reconcile.

9.   In the third sentence of this section, you state that shares of common stock were issued pursuant to Section 4(6) of the Securities Act of 1933. Please clarify whether you intended this to state Section 4(2).

Management's Discussion and Analysis of Financial Condition, page 24

10.   Please expand to discuss in greater detail your company's plan of operations for the next 12 months. Please provide details of your specific plan of operations, including detailed milestones, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of such funding. Please explain how the Company intends to meet each of the milestones if it cannot receive funding.

11.   We note you indicate on page 24 that your CEO will fund operations over the next 12 months and that this agreement is binding on your CEO. Please reconcile this disclosure with your disclosure on page 18, which states that you have not made any arrangements or agreements with your officers and directors regarding the advancement of funds. In addition, please file the binding agreement as an exhibit to the registration statement or tell us why this is not appropriate.

Liquidity and Capital Resources, page 26

12.   In light of your auditor's going concern opinion, please revise your disclosure to be more
        specific about the sources of your liquidity for the next 12 months. For example, if you
        plan to issue additional equity, please disclose your plans to do so. If you plan to incur
        debt obligations, please disclose whether you have identified any potential lenders.

Directors and Executive Officers, page 26

13.   Please revise your disclosure to briefly describe Mr. Cupp's business experience during
        the past five years including his principal occupations and employment, and the name and
        principal business of any organization in which such employment was carried on.

Transactions with Related Persons, Promoters and Certain Control Persons, page 28

14.   Please identify your promoters within this section and the nature and amount of anything
        of value received or to be received directly or indirectly by each promoter. Please refer
        to Item 404(c) of Regulation S-K.

15.   We note that you issued 5,000,000 shares to your CEO in exchange for services. Please
        describe in greater detail the services rendered. We note your disclosure in the first full
        paragraph on page 18, which states that the company's operations were limited while Mr.
        Cupp tended to his son.

16.   We note you indicate you sold 100,000 shares to an affiliate in August 2007. Please
        identify the affiliate.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the
       filing effective, it does not foreclose the Commission from taking any action with respect
       to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in
       declaring the filing effective, does not relieve the company from its full responsibility for
       the adequacy and accuracy of the disclosure in the filing; and

David R. Cupp
New Found Shrimp, Inc.
August 17, 2011
Page 5

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Telewicz, Staff Accountant, at 202-551-3438 or Kevin Woody, Accounting Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 or Angela McHale, Staff Attorney, at (202) 551-3402 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Clifford J. Hunt, Esq.
        Via E-mail